April 7, 2020

Irene McCarthy
Chief Executive Officer
Stealth BioTherapeutics Corp
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue, George Town
Grand Cayman
KY1-9005 Cayman Islands

       Re: Stealth BioTherapeutics Corp
           Registration Statement on Form F-3
           Filed April 2, 2020
           File No. 333-237542

Dear Ms. McCarthy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Rosemary G. Reilly, Esq.